CHINA YUCHAI ANNOUNCES BOARD CHANGE

Singapore, Singapore, January 5, 2016 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that Mr. Meng Choong Wong has resigned as a director of the Company with effect from January 5, 2016.

Weng Ming Hoh, President of China Yuchai, commented, “We thank Meng Choong for his contributions during his tenure as a director and we wish him all the best in his future endeavours.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com